Free Writing Prospectus (To Prospectus dated August 31, 2010 and the Prospectus Supplement dated May 27, 2011)	Filed Pursuant to Rule 433 Registration No. 333-169119 Dated May 3, 2012

The information in this free writing prospectus is not complete and may be changed.

This Free Writing Prospectus Is Subject to Completion

US$[            ]

STEP-UP FIXED RATE CALLABLE NOTES DUE MAY [17], 2027

The Notes are senior unsecured debt securities issued by Barclays Bank PLC. All payments and the return of the principal amount on the Notes are subject to our credit risk.

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The Notes will mature on May [17], 2027. At maturity, if the Notes have not been previously redeemed, you will receive a cash payment equal to 100% of the principal amount of the Notes, plus any accrued and unpaid interest.

•	Interest will be paid on May [17] and November [17] of each year, beginning on November [17], 2012, with the final interest payment date occurring on the maturity date.

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The Notes will accrue interest at the following rates per annum during the indicated year of their term. The Fixed Percentage will be at least 0% per annum. We will determine the Fixed Percentage on the date that the Notes are initially priced for sale to the public (the “Original Trade Date”). We will set forth these rates in the final pricing supplement that will be made available in connection with sales of the Notes.

¡	From the Original Issue Date, to but excluding May [17], 2018: 4.00% per annum;
¡	From May [17], 2018, to but excluding May [17], 2022: 4.00% per annum plus the Fixed Percentage;
¡	From May [17], 2022, to but excluding May [17], 2025: 5.25% per annum plus the Fixed Percentage; and
¡	From May [17], 2025, to but excluding the Maturity Date: 7.00% per annum plus the Fixed Percentage.

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We have the right to redeem the Notes, in whole or part, on May [17], 2015, and on each subsequent interest payment date up to and including November [17], 2026. The redemption price will be 100% of the principal amount of the Notes, plus any accrued and unpaid interest.

•	The Notes are issued in minimum denominations of $1,000 and whole multiples of $1,000.

•	The Notes will not be listed on any securities exchange.

•	In connection with this offering, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) is acting in its capacity as principal for your account.

•	CUSIP: 06738K4P3.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC. The Notes are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they become due, see “Selected Risk Factors—Issuer Credit Risk” in this free writing prospectus.

There are important differences between the Notes and a conventional debt security, including different investment risks. See “Selected Risk Factors” on page FWP-4 of this free writing prospectus and “Risk Factors” beginning on page S-6 of the prospectus supplement.

	Price to Public	Underwriter’s Commission (1)	Proceeds to Barclays Bank PLC
Per Note	100.00%	1.75%	98.25%
Total	$	$	$

(1)	Merrill Lynch, Pierce, Fenner, Smith & Incorporated (“MLPF&S”) will receive commissions from the Issuer equal to 1.75% of the principal amount of the Notes, or $17.50 per $1,000 principal amount.

Merrill Lynch & Co.

Investing in the Notes involves a number of risks. See “Risk Factors—Risks Relating to All Securities” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” below. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated May 27, 2011, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Series A MTN Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

Our Central Index Key, or CIK, on the SEC website is 0000312070.

Alternatively, Barclays Bank PLC or MLPF&S or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and final pricing supplement (when completed) and this free writing prospectus if you request it by calling MLPF&S toll free at 1-866-500-5408.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying MLPF&S. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

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Summary of Key Terms This free writing prospectus supplements the terms and conditions in the prospectus supplement, dated May 27, 2011 and the prospectus, dated August 31, 2010, and should be read with the prospectus supplement and the prospectus. Unless otherwise defined in this free writing prospectus, terms used herein have the same meanings as are given to them in the prospectus supplement or the prospectus. Principal Amount: US$ Issuer: Barclays Bank PLC Issue Price: 100% Series: Global Medium-Term Notes, Series A Original Issue Date: May [17], 2012 Payment at Maturity: If you hold the Notes to maturity, you will receive a cash payment equal to 100% of your principal amount, together with any accrued and unpaid interest, subject to the creditworthiness of Barclays Bank PLC. Interest Rate Type: Step-Up Fixed Rate Original Trade Date: May [11], 2012 Maturity Date: May [17], 2027, subject to Early Redemption at the Option of the Company (as set forth below). CUSIP: 06738K4P3 ISIN: US06738K4P30 Denominations: Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter. Business Day: ☒ New York ☒ London ☐ Euro ☐ Other () Interest Rates: From the Original Issue Date, to but excluding May [17], 2018: 4.00% per annum; From May [17], 2018, to but excluding May [17], 2022: 4.00% per annum + the Fixed Percentage; From May [17], 2022, to but excluding May [17], 2025: 5.25% per annum + the Fixed Percentage; and From May [17], 2025, to but excluding the Maturity Date: 7.00% per annum + the Fixed Percentage. Fixed Percentage: At least 0% per annum, to be determined on the Original Trade Date. Interest Payment Dates: ☐ Monthly, ☐ Quarterly, ☒ Semi-Annually, ☐ Annually, payable in arrears on May [17] and November [17] of each year, commencing on November [17], 2012 and ending on the Maturity Date or the Early Redemption Date, if applicable. Interest Periods: The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date (or the Early Redemption Date, if applicable). Business Day Convention: Following, Unadjusted Day Count Convention: 30/360 Early Redemption at the Option of the Company: We may redeem your Notes, in whole or in part, on May [17], 2015 or any Interest Payment Date thereafter up to and including November [17], 2026, provided we give at least five business days’ prior written notice to the trustee. The Interest Payment Date on which we pay the Redemption Price will be referred to as the “Early Redemption Date.” Redemption Price: If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount, together with any accrued and unpaid interest to but excluding the Early Redemption Date. Settlement: DTC; Book-entry; Transferable. Listing: The Notes will not be listed on any U.S. securities exchange or quotation system. Fees Charged: The Issue Price includes the underwriting commission of 1.75% of the principal amount, as listed on the cover page, and an additional charge of approximately $10 per $1,000 in principal amount of the Notes, as more fully described in “Supplemental Plan of Distribution” on page FWP-6.

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SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

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Issuer Credit Risk — The Notes are our senior unsecured debt securities. As a result, your receipt of each payment of interest and the principal amount at maturity or upon Early Redemption is dependent on our ability to pay our obligations on the applicable Interest Payment Date and the Maturity Date (or the Early Redemption Date, if applicable). No assurance can be given as to what our financial condition will be on any payment date. If we default upon our financial obligations, you may not receive any payments due on the Notes.

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Early Redemption Risk — It is possible that we will call the Notes prior to the Maturity Date. If you intend to purchase the Notes, you must be willing to have the Notes redeemed as early as the first Early Redemption Date set forth on the cover page. We are generally more likely to elect to redeem the Notes during periods when the remaining interest to be accrued is to accrue at a rate that is greater than that which we would pay on our conventional interest-bearing debt securities having a maturity equal to the remaining term of the Notes. If the Notes are redeemed prior to their Maturity Date, you may be subject to reinvestment rate risk whereby it is likely that you will be unable to invest in securities with similar risk and yield as the Notes. Your ability to realize the higher rates of interest provided on the cover page of this free writing prospectus is limited by our right to call the Notes prior to the Maturity Date.

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Fixed Percentage May Be Zero Percent Per Annum — For each Interest Period commencing on or after May [17], 2018, the Notes will bear interest at a rate equal to the sum of the applicable amount specified on the cover page hereof plus the Fixed Percentage. The Fixed Percentage will be determined on the Original Trade Date and may be zero percent per annum. In the event that the Fixed Percentage is zero percent per annum, the amount of interest payable on each Interest Payment Date will be solely the applicable amount specified on cover page hereof and will not be increased by the Fixed Percentage.

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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity — Subject to our credit risk, you will not receive less than the principal amount of the Notes if you hold the Notes to maturity; however, the Issue Price of the Notes includes the underwriter’s commission and the cost of hedging our obligations under the Notes. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which we, MLPF&S or our respective affiliates will be willing to purchase Notes from you in secondary market transactions is expected to be lower than the Issue Price, and any sale prior to the Maturity Date could result in a substantial loss to you. This is due to, among other things, the inclusion of these costs, as described in “Supplemental Plan of Distribution” on page FWP-6 below, and the costs of unwinding any related hedging.

The quoted price of we, or MLPF&S or any of our respective affiliates for the Notes could be higher or lower than the price that you paid for them.

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Potential Conflicts — We and our affiliates, as well as MLPF&S or its affiliates, play a variety of roles in connection with the issuance of the Notes, and may engage in trading activities to hedge our obligations under the Notes. In performing these roles, the economic interests of we and our affiliates and those of MLPF&S or its affiliates are potentially adverse to your interests as an investor in the Notes. These trading and hedging activities are expected to result in a profit to those engaging in it, which could be more or less than initially expected.

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Lack of Liquidity — The Notes will not be listed on any securities exchange. MLPF&S, Barclays Capital Inc. and their respective affiliates may make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which MLPF&S, Barclays Capital Inc. or their respective affiliates are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

In addition, any secondary market prices may differ from values determined by pricing models used by MLPF&S, Barclays Capital Inc. or their respective affiliates as a result of underwriter discounts, mark-ups or other transaction costs. Moreover, this hedging activity may result in MLPF&S, Barclays Capital Inc. or their respective affiliates realizing a profit, even if the market value of the Notes declines.

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Many Economic and Market Factors Will Impact the Value of the Notes — The value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

¡	the time to maturity of the Notes;
¡	our right to redeem the Notes;
¡	interest and yield rates in the market generally;
¡	a variety of economic, financial, political, regulatory or judicial events; and
¡	our financial condition and creditworthiness, including actual or anticipated downgrades in our credit ratings.

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UNITED STATES FEDERAL INCOME TAX TREATMENT

The following discussion supplements the discussion in the prospectus supplement under the heading “Certain U.S. Federal Income Tax Considerations” and supersedes it to the extent inconsistent therewith. The following discussion (in conjunction with the discussion in the prospectus supplement) summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes.

We intend to treat the Notes as indebtedness for U.S. federal income tax purposes and any reports to the Internal Revenue Service (the “IRS”) and U.S. holders will be consistent with such treatment, and each holder will agree to treat the Notes as indebtedness for U.S. federal income tax purposes. The discussion that follows is based on this approach.

We intend to take the position that we are deemed to exercise the call option prior to the first interest rate step-up (solely for purposes of determining whether the Notes are issued with “original issue discount” for federal income tax purposes) and, if we do not exercise the call option at such time, the Notes will be deemed to be reissued (solely for purposes of the original issue discount rules) at such time and immediately before each subsequent interest rate step-up for their adjusted issue price. Accordingly, we intend to take the position that the Notes will not be issued with original issue discount for federal income tax purposes and that interest on the Notes will be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes. See “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Notes Subject to Call or Put Options” in the prospectus supplement.

3.8% Medicare Tax On “Net Investment Income”

Beginning in 2013, U.S. holders that are individuals, estates, and certain trusts will be subject to an additional 3.8% tax on all or a portion of their “net investment income,” which may include the interest payments, any OID, and any gain realized with respect to the Notes, to the extent of their net investment income that, when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), or $125,000 for a married individual filing a separate return. U.S. holders should consult their advisors with respect to the 3.8% Medicare tax.

Information Reporting

Holders that are individuals (and, to the extent provided in future regulations, entities) may be required to disclose information about their Notes on IRS Form 8938—“Statement of Specified Foreign Financial Assets” if the aggregate value of their Notes and their other “specified foreign financial assets” exceeds $50,000. Significant penalties can apply if a holder fails to disclose its specified foreign financial assets. We urge you to consult your tax advisor with respect to this and other reporting obligations with respect to your Notes.

Non-U.S. Holders

Barclays currently does not withhold on interest payments to non-U.S. holders in respect of instruments such as the Notes. However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on such payments at a 30% rate, unless non-U.S. holders have provided an appropriate and valid Internal Revenue Service Form W-8. In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

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SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to MLPF&S, and MLPF&S will agree to purchase from us, as principal, the principal amount of the Notes, and at the price specified on the cover of this free writing prospectus. MLPF&S will commit to take and pay for all of the Notes, if any are taken. MLPF&S is an agent under a distribution agreement with us, as described in the section of the prospectus supplement, “Plan of Distribution-Initial Offering and Sale of Securities-Distribution Agreement.”

The Issue Price includes, in addition to the underwriting commission, a charge of approximately $10 per $1,000 in principal amount of the Notes, reflecting an estimated profit earned by MLPF&S from transactions through which the Notes are structured and resulting obligations are hedged. Actual profits or losses from these hedging transactions may be more or less than this amount. We may enter into hedging transactions with MLPF&S or one of its subsidiaries or affiliates.

All charges related to the Notes, including the underwriting commission and the hedging related costs and charges, reduce the economic terms of the Notes. For further information regarding these charges, our trading and hedging activities and conflicts of interest, see the section above, “Risk Factors—Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity.”

MLPF&S is not your fiduciary or advisor solely as a result of the offering of the Notes, and you should not rely upon any communication from MLPF&S in connection with the Notes as investment advice or a recommendation to purchase the Notes. You should make your own investment decision regarding the Notes after consulting with your legal, tax, and other advisors.

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the Notes occurs more than three business days from the pricing date, purchasers who wish to trade the Notes more than three business days prior to the Original Issue Date will be required to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution” in the prospectus supplement.

If you place an order to purchase the Notes, you are consenting to MLPF&S acting as a principal in effecting the transaction for your account. Under the terms of our distribution agreement with MLPF&S, MLPF&S will purchase the Notes from us on the Original Issue Date as principal at the price to public indicated on the cover of this free writing prospectus, and MLPF&S will receive the indicated commission.

MLPF&S, Barclays Capital Inc. and their respective affiliates may use this free writing prospectus, and the prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes. In case of sales by MLPF&S, these documents will be provided solely for the purpose of providing investors with the description of the terms of the Notes that were made available to investors in connection with the initial distribution. However, none of MLPF&S, Barclays Capital Inc. or any of their respective affiliates is obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S, Barclays Capital Inc. or their respective affiliates may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale. Secondary market investors purchasing the Notes from MLPF&S should not, and will not be authorized to rely on these documents for information regarding Barclays Bank PLC or for any purpose other than that described in the second sentence of this paragraph.

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US$

BARCLAYS BANK PLC

STEP-UP FIXED RATE CALLABLE NOTES DUE MAY [17], 2027

MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED AUGUST 31, 2010, AND THE

PROSPECTUS SUPPLEMENT DATED MAY 27, 2011)

Merrill Lynch & Co.